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EXHIBIT 99.3

Notice of Annual General Meeting and Notice of Availability of Proxy Materials

Exhibit 99.3

Have questions about this notice? Call the Toll Free Number below or scan the QR code to find out more. Toll Free – 1-866 964-0492 www.computershare.com/ noticeandaccess Notice of Annual General Meeting and Notice of Availability of Proxy Materials You are receiving this notice as a shareholder of Suncor Energy Inc. (“Suncor”). Suncor has decided to use notice and access to deliver its Management Proxy Circular dated March 1, 2017 (the “Management Proxy Circular”) to you by providing you with electronic access to the document, instead of mailing paper copies. You will receive a form of proxy with this notice so you can vote your shares. Fold Notice and access is a more environmentally friendly and cost effective way to deliver the Management Proxy Circular, as it will help reduce paper use and also will reduce the cost of printing and mailing materials to shareholders. Notice is hereby given that an annual general meeting of Suncor will be held: When: April 27, 2017 10:30 am (Mountain Daylight Time) Where:The Metropolitan Centre 333 Fourth Avenue S.W. Calgary, AB T2P 0H9 for the following purposes, as further described in the “Business of the Meeting” section of the Management Proxy Circular and other applicable sections listed below: i. To receive the consolidated financial statements of Suncor for the year ended December 31, 2016 together with the auditors’ report thereon. Fold ii. To elect directors of Suncor to hold office until the close of the next annual meeting. iii. To appoint auditors of Suncor to hold office until the close of the next annual meeting. iv. To consider and, if deemed fit, approve an amendment to the Suncor Energy Inc. Stock Option Plan to increase the number of common shares reserved for issuance thereunder by 25,000,000 common shares. v. To consider and, if deemed fit, approve an advisory resolution on Suncor’s approach to executive compensation. See also the “Compensation Discussion and Analysis” section of the Management Proxy Circular. vi. To transact such other business as may properly be brought before the meeting or any continuation of the meeting after an adjournment or postponement. CPUQC01.E.INT/000001/i1234 01AICC

How to Request a Paper Copy of the Management Proxy Circular Shareholders may request to receive a paper copy of the Management Proxy Circular by mail at no cost for up to one year from the date the Management Proxy Circular was filed on SEDAR. Requests for paper copies may be made using your Control Number as it appears on your enclosed form of proxy. If you do request a paper copy, please note that you will not receive another form of proxy; please retain your current one for voting purposes. To request a paper copy before the meeting date, please call the number below and follow the instructions: Toll Free, within North America: 1-866-962-0498 Outside of North America: (514) 982-8716 To request a paper copy after the meeting date, please call 1-800-558-9071. To ensure you receive the paper copy in advance of the voting deadline and meeting date, we estimate that your request must be received no later than 5:00 pm Eastern Daylight Time on Tuesday, April 11, 2017. Fold Suncor will only provide paper copies of the Management Proxy Circular to shareholders who have standing instructions to receive, or for whom Suncor has otherwise received a request to provide, paper copies of materials. Voting PLEASE NOTE – YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your shares you must vote using the methods reflected on your enclosed form of proxy. Internet: www.investorvote.com Telephone: 1-866-732-8683 Facsimilie: 1-866-249-7775 Mail: Computershare Trust Company of Canada, Proxy Department 135 West Beaver Creek, P.O. Box 300 Richmond Hill, Ontario, L4B 4R5 Fold Your form of proxy must be received by 10:30 am Mountain Daylight Time on Tuesday, April 25, 2017 or, in the case of any adjournment or postponement of the meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed meeting. PLEASE REVIEW THE MANAGEMENT PROXY CIRCULAR PRIOR TO VOTING The Management Proxy Circular and other relevant materials are available at: www.suncor.com/annual-disclosure or www.sedar.com Suncor’s 2016 annual report and annual financial statements will be delivered to all registered shareholders who did not opt out of receiving such documents. If you have any questions about notice and access, please call Investor Relations at 1-800-558-9071. 01AIDB

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EXHIBIT 99.3 Notice of Annual General Meeting and Notice of Availability of Proxy Materials